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                    CHAMPION ROAD MACHINERY LIMITED

For Immediate Release
February 20, 1997

                               A N N O U N C E M E N T

WATERLOO, ONTARIO - Champion Road Machinery Limited announced today that it has entered into an agreement with Volvo Construction Equipment Corporation pursuant to which Volvo has agreed to cause a wholly-owned Canadian subsidiary to make an offer to acquire all of the issued and outstanding common shares of Champion at a price of C$15.00 per share, subject to certain conditions. Under the terms of the agreement with Volvo, Champion has agreed, subject to its fiduciary obligations, not to solicit or encourage any other offer for its shares and to carry on its business in the ordinary course. In addition, Champion has agreed to pay Volvo a fee of C$5,000,000 in the event that a competing offer or other similar transaction for at least a majority of Champion's shares is announced, commenced or made at any time prior to 90 days after the mailing of the offer and the transaction is thereafter completed. Under the terms of an agreement entered into today between Volvo and certain shareholders of Champion who hold common shares and options to acquire common shares representing 34.3% of Champion's outstanding shares on a fully-diluted basis, such shareholders have agreed to irrevocably tender their shares into the Volvo offer.

At a meeting held on February 19, 1997, the Board of Directors of Champion unanimously resolved to recommend to holders of common shares that they accept the Volvo offer. In arriving at its conclusion, the Board relied upon and considered, among other things, the fairness opinion provided by ScotiaMcLeod Inc. as to the fair value of the offer, the fact that the offer is a cash offer for all the outstanding shares of the Company, at a premium of 78.6% to the twenty-day average price of Champion's common shares on The Toronto Stock Exchange prior to February 18, 1997, and the additional benefits to Champion resulting from the access to Volvo's larger commercial and industrial resources.

Arthur F. Church, President and Chief Executive Officer of Champion commented:
"This is an excellent deal for our shareholders and Champion as a company. Volvo has confirmed its desire to have us continue our road building equipment operations under the Champion brand name as a stand-alone entity. Under this new ownership structure, we will have the support of the entire Volvo Construction Equipment organization including access to Volvo technology and componentry; research and development; and distribution in markets where Volvo is strong and Champion does not already participate."

Champion Road Machinery Limited designs, manufactures and markets graders, compactors, asphalt pavers and other related equipment used in the construction and maintenance of roads by government authorities and private contractors in more than 95 countries.

Stock Exchanges:    Toronto
                    Montreal
                    Nasdaq National Market

Trading Symbol:  TSE & ME - CHN, Nasdaq - CRMLF

For further information contact:
Scott E. Hall
Vice-President, Finance and Chief Financial Officer
(519) 884-6000

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